EXHIBIT 15.1

To the Board of Directors and Stockholders of

Cycurion, Inc.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Cycurion, Inc. for the three-month and nine-month period ended September 30, 2023 and 2022, as indicated in our report dated January 29, 2024; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of Amendment No. 2 of Pre-Effective Registration Statement (File No. 333-269724) on Form S-4 of Western Acquisition Ventures Corp, prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
January 29, 2024	Certified Public Accountants
PCAOB ID: 1171